UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Purcell, John R.
   14155 U.S. Highway One, #310
   Juno Beach, FL  33408-1431
2. Issuer Name and Ticker or Trading Symbol
   Journal Register Company
   ("JRC")
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   10/31/1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, $.01 par valu|-     |-   |-|-                 |-  |-          |50,000             |D     |-                          |
e per share                |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $.01 par valu|-     |-   |-|-                 |-  |-          |13,000             |I     |By Spouse (1)              |
e per share                |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Time-based options (Ri|$17.625 |-    |-   |-|- -        |A,D|(2)  |09/15|Common Stock|10,000 |-      |10,000      |D  |-           |
ght to buy)           |        |     |    | |           |   |     |/07  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Time-based options (Ri|$22.50  |-    |-   |-|- -        |A,D|(3)  |05/01|Common Stock|10,000 |-      |10,000      |D  |-           |
ght to buy)           |        |     |    | |           |   |     |/08  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Time-based options (Ri|$14.72  |05/03|A   |V|10,000 -   |A,D|(4)  |05/03|Common Stock|10,000 |-      |10,000      |D  |-           |
ght to buy)           |        |/99  |    | |           |   |     |/09  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) These shares were purchased by Sheryl Purcell, the reporting person's wife, and the reporting person disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein.
(2) Options to purchase shares of Common Stock vested and became exercisable as to 20% of such options on each of May 20, 1998 and 1999 and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.
(3) Options to purchase shares of Common Stock vested and became exercisable commencing May 1, 1999 to the extent of 20% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.
(4) Options to purchase shares of Common Stock will vest and become exercisable on May 3, 2000 to the extent of 20% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.
SIGNATURE OF REPORTING PERSON
/s/ John R. Purcell
DATE
November  5, 1999